SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	January 20, 2004 at 12.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s operating profit lower in fourth quarter than third quarter 2003

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj is expected to report approximately one-half lower operating profit for the fourth quarter than the third quarter of 2003. The decrease is due to:

–	an increased proportion of lower margin overseas sales;
–	impact of the declining US dollar;
–	holiday season shut-downs in the Nordic mills, especially in Finland;
–	the paper workers’ union strike in Finland in December 2003;
–	the cost of certain redundancy measures implemented at mills and included in the operating result; and
–	delays in the start-ups of some investments.

Non-recurring items in fourth quarter 2003

Stora Enso’s non-recurring items for the fourth quarter totalled approximately EUR -68.5 million. This amount includes a write-down of USD 16.4 (EUR 14.5) million for expected capital loss on the sale of forestland in Ontario, Canada and USD 61.1 (EUR 54.0) million due to the provision for expected losses from termination of the US cross-border leasing contracts. The provision will be entered in “other financial items”.

US cross-border leases

Stora Enso is in the process of terminating the portfolio of financing leases that its North American subsidiary currently has in place with a group of UK banks. The leasing contracts were entered in 1996 and would expire without an early termination in 2011. As a consequence of the changing interpretation of tax rules regarding leasing in the UK, termination of the leases has been determined to be desirable. The financing leases involve paper machine 16 at Wisconsin Rapids, Wisconsin and paper machine 26 at Biron, Wisconsin.

The transaction is expected to be closed by the end of the first quarter of 2004. At termination, restricted cash deposits of USD 560 (EUR 443.6) million relating to the leases will be utilised to satisfy the final lease obligations. A provision of USD 61.1 (EUR 54.0) million for additional pre-tax leasing costs arising from the early termination of the financing leases will be included in “other financial items” in the Q4 2003 accounts. The impact after taxes is USD 36.7 (EUR 32.4) million.

The EUR/USD exchange rates used in this press release are 1.1320 (average rate) and 1.2630 (closing rate).

Further comments on the Group’s performance and outlook will be provided when the fourth quarter and full year financial results are released on Wednesday 4 February at 13.00 Finnish time (11.00 GMT).

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: January 21, 2004